Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 25, 2008, August 29, 2008 as to the effects of the restatement discussed in Note 2 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the adoption of new accounting standards for share-based payment and defined benefit pension obligations, and (2) the restatement discussed in Note 2) relating to the financial statements of SAIC, Inc., and our report dated March 25, 2008 relating to the effectiveness of SAIC, Inc.’s internal control over financial reporting, appearing in Amendment No. 1 on Form 10-K/A to SAIC Inc.’s Annual Report on Form 10-K for the year ended January 31, 2008.

/s/ Deloitte & Touche LLP

San Diego, California

September 3, 2008